UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 15, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 March 2024 entitled ‘Sale of Vodafone Italy and capital return’.

Vodafone Group Plc ⫶ News release
15 March 2024
THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Reshaped European footprint, €8bn sale of Vodafone Italy & €4bn capital return

Vodafone Group Plc ("Vodafone") announces today the final step of the portfolio right-sizing announced in May 2023, with a binding agreement to sell 100% of its Italian operations ("Vodafone Italy") to Swisscom AG ("Swisscom") (the "Transaction").1

●   Reshaped European footprint focused on growing markets, with strong positions and local scale

●   Value-creating sale of Vodafone Italy to Swisscom for €8 billion upfront cash proceeds

●   Attractive valuation, representing c.26x consensus OpFCF2 and 7.6x consensus Adjusted EBITDAaL2 for FY24

●   New capital allocation framework, including dividend to be rebased to 4.5c per share from FY25 onwards, €4 billion capital return via share buybacks and new leverage range of 2.25x - 2.75x

"Today, I am announcing the third and final step in the reshaping of our European operations. Going forward, our businesses will be operating in growing telco markets - where we hold strong positions - enabling us to deliver predictable, stronger growth in Europe. This will be coupled with our acceleration in B2B, as we continue to take share in an expanding digital services market.

The sale of Vodafone Italy to Swisscom creates significant value for Vodafone and ensures the business maintains its leading position in Italy, which has been built through the dedicated commitment of our colleagues to serving our customers over many years.
Our transactions in Italy and Spain will deliver €12 billion of upfront cash proceeds and we intend to return €4 billion to shareholders via buybacks, as part of our broader capital allocation review."

Margherita Della Valle
Group Chief Executive

Reshaped European footprint

With the sale of Vodafone Italy and Vodafone Spain, together with the merger of Vodafone UK and Three UK, Vodafone will now focus its operations in Europe on growing markets, where we hold strong positions with good local scale. All telecom markets within the new geographic footprint have been growing over the last 3 years and we will now accelerate our performance where we can create value. In the near-term, the new footprint with the sale of Vodafone Spain and Vodafone Italy, will also result in a step-up of Vodafone Group ROCE of more than 1 percentage point.

The change in geographic footprint will not be the only shift for Vodafone. As previously communicated, our biggest growth opportunity is in B2B. Demand for digital services is strong and we are particularly well positioned to support SMEs and Public Sector customers, as their strategic partner in transitioning to the Cloud and generative AI. Our B2B service revenue growth already reached 5% in Q3 FY24 and we are gaining share against all our primary competitors. We intend to further strengthen our range of platforms and capabilities through dedicated investments and new partnerships (e.g. Microsoft). From 1 April 2024, our new IoT company will focus on extending our current global leadership position by entering new markets and creating a platform-as-a-service offering to support other telcos.

In Africa, we will continue to drive growth at attractive returns through mobile connectivity, fixed connectivity and financial services. In mobile, we are market leaders across our footprint. In fixed, there is a significant opportunity to reach a wider share of the population. Our leading FinTech platform is already serving more than 75 million customers with double digit growth.

Across the whole Group, we will continue to drive operational excellence through our priorities of Customers, Simplicity and Growth. Refocusing our resources towards improving our customers' experience is already delivering improvements in customer satisfaction and increasing customer loyalty. We will also continue to simplify our operations and execute on our cost programmes to improve productivity.

To better serve our own markets and telecoms partners (such as Swisscom in Italy and Zegona in Spain), from 1 April 2024, the majority of our central operations will begin to move to a fully commercial model. This programme is expected to complete in FY25 and allow us to respond flexibly and efficiently to changes in demand. We are opening our platforms and services to third parties, offering them the opportunity to access our shared operations such as procurement, roaming, IoT and other business platforms.

From 1 April 2024, we will also be changing our organisation to better execute on our strategic priorities within the new footprint. We will be organising ourselves in five business divisions: Germany; European Markets; Africa; Vodafone Business; and Vodafone Investments. The structure of the Vodafone Group Executive Committee will change accordingly, and in this context, Philippe Rogge will step down from his position as CEO Vodafone Germany and will leave Vodafone. Further information is provided in Appendix I.

Sale of Vodafone Italy transaction summary

Vodafone has entered into a binding agreement to sell Vodafone Italy to Swisscom for an enterprise value of €8 billion. The Transaction follows an extended period of engagement with several counterparties to explore market consolidation options in Italy. Highlights of the Transaction include:

●  values Vodafone Italy at a multiple of c.26x consensus OpFCF2 and 7.6x consensus Adjusted EBITDAaL2 for FY24, representing a premium to the Group's trading multiple;

●   values Vodafone Italy at the highest OpFCF2 multiple of any Vodafone market transaction of the last 10 years;

●   delivers the best combination of value creation, transaction certainty and upfront cash proceeds; and

●   provides Vodafone with a full exit from Italy, where it was not possible to achieve ROCE in excess of cost of capital.

As part of the Transaction, Vodafone and Swisscom have agreed that Vodafone will continue to provide certain services (the "Group Services") to Swisscom for up to 5 years. The annual charge for the Group Services to be paid by Swisscom to Vodafone for the first year after completion is estimated at approximately €350 million, of which approximately €176 million reflect charges currently reported below Vodafone Italy's segmental Adjusted EBITDAaL.

Vodafone and Swisscom are also exploring a closer commercial relationship to enable collaboration across a broad range of areas, beyond Italy. The key areas of commercial collaboration that Vodafone and Swisscom are exploring include IoT, enterprise services and solutions, procurement, operational shared services and roaming. This is aligned with Vodafone's strategy to commercialise its shared operations and broaden its partnerships.

The Transaction constitutes a Class 1 transaction for Vodafone under the current UK Listing Rules and is, therefore, as at the date of this announcement, conditional on Vodafone shareholders passing a resolution approving the Transaction (the "Shareholder Approval Condition"). As the UK Listing Rules are expected to change in the summer of 2024 in a manner that would mean the Shareholder Approval Condition is no longer required, the Parties have agreed that should the UK Listing Rules be amended before 30 September 2024, then the Shareholder Approval Condition will no longer apply. Completion is targeted in the first half of 2025. The Board of Vodafone has unanimously approved the Transaction and each of Vodafone's Directors who hold shares have agreed to enter into a customary irrevocable undertaking to vote in favour of any resolution to approve the Transaction.

The Transaction is also conditional on certain regulatory approvals, including clearance by the Italian Competition Authority. The Transaction is not conditional on the approval of Swisscom's shareholders.

Vodafone has further agreed that, if the approval of Vodafone's shareholders is required and the Transaction is not approved at any such General Meeting, and Vodafone subsequently enters into an agreement for an alternative transaction involving Vodafone Italy within 12 months, Vodafone shall pay Swisscom a break fee of €150 million.

Capital allocation review

Vodafone has conducted a broad capital allocation review, considering the investment profile of the Group's strategy within its reshaped footprint. This review has concluded the following key outcomes:

●   country-level capital intensity to be broadly maintained at existing levels;

●  maintain robust balance sheet with new leverage policy of 2.25x - 2.75x Net debt to Adjusted EBITDAaL, targeting to be in bottom half of the range;

●   FY24 total ordinary dividend expected to be maintained at 9.0c per share and ordinary dividend to be rebased to 4.5c per share from FY25 onwards;

●   targeting total return increase to €3.1 billion for FY25, comprising €1.1 billion ordinary dividends and up to €2.0 billion share buybacks following completion of the sale of Vodafone Spain; and

●   opportunity for further share buybacks of up to €2.0 billion following completion of the sale of Vodafone Italy.

The total net cash proceeds from the sale of Vodafone Spain and Vodafone Italy are expected to be approximately €12 billion, subject to customary closing adjustments. Following an extensive review of our capital investment requirements, the current capital intensity will be broadly maintained by market, which allows for appropriate investment in networks and growth opportunities. A new leverage policy of 2.25x - 2.75x Net Debt to Adjusted EBITDAaL will be adopted and we will target to operate within the bottom half of this range. The new leverage policy supports a solid investment grade credit rating and positions Vodafone to continue to invest for growth over the long-term. Vodafone has a debt structure with a weighted average life of 12 years, and fixed weighted average cost below 3%.

Reflecting the composition of the Group for FY24, alongside re-iterating FY243,4 guidance of Adjusted EBITDAaL of c.€13.3 billion and Adjusted Free Cash Flow of c. €3.3 billion, the Board's intention is to maintain the final FY24 dividend in line with the prior year at 4.5c per share (annual total dividend: 9.0c per share). Following the right-sizing of the portfolio as a result of the Transaction and the sale of Vodafone Spain, the Board has determined to adopt a new rebased dividend from FY25 onwards. The Board is targeting a dividend of 4.5c per share for FY25, with an ambition to grow it over time. The new dividend has been set at a sustainable level, which ensures appropriate cash flow cover and sufficient flexibility to invest in the business for growth.

The Board has approved the capital return through share buybacks of up to €2.0 billion of proceeds from the sale of Vodafone Spain. This is expected to commence following completion of the sale of Vodafone Spain. The Board anticipates the opportunity for further share buybacks of up to €2.0 billion upon completion of the sale of Vodafone Italy. It is expected that the total return to shareholders for FY25 will be up to €3.1 billion, representing €1.1 billion in ordinary dividend payments and up to €2.0 billion in share buybacks. This represents a 23% increase over the expected total returns to shareholders for FY24 of €2.5 billion.

Other information

Person responsible
The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

About Vodafone Italy
Vodafone Italy is a mobile network operator providing mobile and fixed line services to both consumer and business customers across Italy. As at 31 March 2023, Vodafone Italy had gross assets of €12.4 billion. For the 12-month period ended 31 March 2023, Vodafone Italy generated a loss before tax of €(49) million. Vodafone Italy is led by Aldo Bisio, Chief Executive Officer, and Sabrina Casalta, Chief Financial Officer.

Valuation information

12-month period ending 31 March 2024
Consensus Adjusted EBITDAaL	€1,325m
Group services charges (reported below EBITDAaL)	€(176)m
Non-cash accounting gain5	€(97)m
Revised consensus Adjusted EBITDAaL2	€1,052m
Consensus Capex2	€(747)m
Revised consensus OpFCF2	€305m
Enterprise value ("EV")	€8,000m
EV / Adjusted EBITDAaL2	7.6x
EV / OpFCF2	26x

Effect of the Transaction on Vodafone
The Transaction is expected to have a slightly accretive impact on adjusted earnings per share and a dilutive impact on free cash flow. However, the Board believes that the Transaction will support the Group in driving improved performance through a focus on customers, simplicity and growth in the years ahead.

Advisers
In connection with the Transaction, UBS is acting as sole financial adviser to Vodafone. Slaughter and May and ADVANT NCTM are acting as corporate legal advisers to Vodafone and Linklaters is acting as antitrust legal adviser to Vodafone.

About Vodafone
Vodafone is the largest pan-European and African telecoms company. We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve more than 76 million customers across eight countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Swisscom
Swisscom is the leading ICT company in Switzerland and, with Fastweb, a leading challenger in Italy. The company offers mobile, Internet and TV, as well as comprehensive IT and digital services to private and business customers. Swisscom is listed on the Swiss Stock Exchange and is 51% owned by the Swiss Confederation.

Footnotes

1.   The selling entity is Vodafone Europe B.V, which is a 100% owned subsidiary of Vodafone Group Plc and the purchasing entity is Swisscom Italia S.R.L which is a 100% owned subsidiary of Swisscom AG.

2.   For the 12-month period ending 31 March 2024. Based on company compiled consensus as at February 2024, after adjusting for approximately €176 million of group services charges which are not included in Adjusted EBITDAaL for the purposes of Vodafone segmental reporting and €97 million of non-cash accounting gains related to the sale of Vodafone Italy's towers to Inwit that are included in Adjusted EBITDAaL. OpFCF is defined as Adjusted EBITDAaL less capital expenditure.

3.   The FY24 guidance foreign exchange rates were: €1 : GBP 0.88, €1 : ZAR 19.30, €1 : TRY 21.10, €1 : EGP 33.38.

4.   Guidance for FY24 includes Adjusted EBITDAaL and Adjusted free cash flow for Vodafone Italy and Vodafone Spain for the 12 months ending 31 March 2024.

5.   Non-cash accounting gain relates to the sale of Vodafone Italy's tower assets to Inwit that are included in Adjusted EBITDAaL.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 15 March 2024. The webcast and supporting information can be accessed at investors.vodafone.com

Appendix I ⫶ Vodafone Group Executive Committee changes

Vodafone today announces a number of changes to its Executive Committee, to be effective from 1 April 2024.

Ahmed Essam appointed Executive Chairman Vodafone Germany and CEO European Markets
Ahmed will take on responsibility for our markets across Europe, including the UK, Albania, Czech Republic, Greece, Ireland, Portugal, Romania and Turkey. Ahmed will also become Executive Chairman Vodafone Germany. Ahmed joined Vodafone in 1999 and has held a number of roles including CEO Other Europe, Chief Commercial Operations and Strategy Officer and most recently CEO UK.

Serpil Timuray appointed CEO Vodafone Investments
Serpil will take on responsibility for our investments, including: Vantage Towers, Vodafone Ziggo, Vodafone Idea and TPG Telecom. Serpil will also have responsibility for our partnerships with telecom operators, including our Partner Markets. Serpil joined Vodafone in 2009 as CEO Turkey, with subsequent roles including Regional CEO AMAP, Chief Commercial Operations and Strategy Officer and most recently CEO Other Europe.

Other changes to Executive Committee responsibilities

● Philippe Rogge, CEO Vodafone Germany, will step down from his current role and as a member of the Group Executive Committee, leaving Vodafone.

Group Executive Committee composition from 1 April 2024

●    Margherita Della Valle, Group Chief Executive

●   Luka Mucic, Group Chief Financial Officer

●   Ahmed Essam, Executive Chairman Vodafone Germany and CEO European Markets

●    Aldo Bisio, Chief Commercial Officer and CEO Vodafone Italy

●   Shameel Joosub, CEO Vodacom Group

●   Giorgio Migliarina, Interim CEO Vodafone Business

●   Serpil Timuray, CEO Vodafone Investments

●   Scott Petty, Chief Technology Officer

●   Alberto Ripepi, Chief Network Officer

●   Leanne Wood, Chief Human Resources Officer

●   Joakim Reiter, Chief External and Corporate Affairs Officer

●   Maaike de Bie, Group General Counsel and Company Secretary

Other Senior Leadership Team changes

Vodafone Germany CEO
Marcel de Groot is appointed as CEO Vodafone Germany, reporting to Ahmed Essam. Marcel joined Vodafone Germany in 2022 as Consumer Business Director and has been instrumental in the recent commercial improvements in Germany. Prior to that he was Chief Commercial Officer and Director of the Consumer Business Unit at Vodafone Ziggo and Director of Consumer in Vodafone Ireland. Marcel has a strong track record of leading commercial operations in converged telecoms operators.

Vodafone UK CEO
Max Taylor is appointed CEO Vodafone UK, reporting to Ahmed Essam. Max is currently Chief Commercial Officer of Vodafone UK, responsible for the commercial performance of the Consumer division including sales and marketing, digital, brand, customer experience and commercial operations. Max joined Vodafone in 2019 and has helped Vodafone UK grow Consumer revenues for the last five years and become the fastest growing UK broadband provider.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: March 15, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary